U. S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF
SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

IDAHO GENERAL MINES, INC.
(Name of Small Business Issuer in its charter)

State of Idaho	**91-0232000**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

416 River St.	
P.O. Box 709	
Wallace, Idaho	**83873-1154**
(Address of principal executive offices)	(Zip Code)

(Issuer's telephone number, including area code)	**(208) 752-1154**

Securities to be registered under Section 12(b) of the Act:

Title of each class to be so registered:	Name of each exchange on which each class is to be registered:
N/A	**N/A**

Securities registered under Section 12(g) of the Act:

Common Stock
(Title of class)

PART I

ITEM 1.   **DESCRIPTION OF BUSINESS**

History

In November of 1925 General Mines Corporation was formed as an Idaho corporation with authorization capitalization of 2,000,000 shares of common stock. The Company was formed for the purpose of engaging in the business of acquiring, exploring and developing mineral properties, primarily those containing precious and associated base metals. In 1928 the Company acquired 106 acres of patented claims in the Pine Creek area of the Coeur d'Alene Mining District of North Idaho and acquired the water rights the following year. Pine Creek is located in the Silver Valley Mining District East of Coeur d'Alene, Idaho.

During the early 1930s, General Mines Corporation purchased and staked 21 additional mining claims surrounding the 106 acres of patented land. From 1930-1950 the corporation explored the Pine Creek properties with over 200 feet of shaft and over 4,800 feet of tunnels, crosscuts, and drifts.

Drifting for 1,200 feet along the main structure revealed significant gold mineralization along its entire length. In 1967 the underground mine workings were re-examined confirming significant mineralization. The report concluded that a large tonnage potential existed but that gold prices considerably above the present level of $350 per ounce would be required. Further exploration was not warranted unless the higher prices were in evidence. Accordingly no further exploration has occurred and the property has been placed on a standby basis. The property contains no proven or probable reserves.

In 1952 the Company conducted an offering of its common stock pursuant to a Regulation A exemption from registration under the Securities Act of 1933.

There was very little activity of General Mines Corporation from 1952 until 1966 when the business focus of the Company was broadened to include petroleum and in 1966 the name of the corporation was changed to Idaho General Petroleum and Mines Corporation.

In 1966, the corporation purchased a second mineral property of 6 silver-lead patented claims, collectively called the Chicago-London group. This property is located 6 miles East of Murray, Idaho. The assets consisted of a previous small producer of lead and zinc. The mine consisted of approximately 2,500 feet of development. There was no subsequent development of the property. In 1967 the name of the corporation was changed to Idaho General Mines, Inc. and the capitalization was increased to 3,000,000 shares of common stock. During the latter 1960s and early 1970s some limited exploration work was done on the Chicago-London group, but no proven or probable reserves were discovered.

During the 1970s Idaho General Mines, Inc. purchased various placer and lode claims in the Yukon, but decided not to pursue them and the properties were subsequently sold. In the late 1970s Cominco did chemical testing in the West Silver Valley zinc district and in 1980, Cominco leased the Pine Creek properties from the Company. Six unpatented claims acquired, increasing the Company's property position to a total of 27 unpatented claims in the Pine Creek area. In 1982 Cominco relinquished the leases to the Pine Creek properties. Shortly after, approximately 2 acres of patented land was sold, leaving 103.87 acres in the Pine Creek area.

In 1985 the Articles of Incorporation were amended to increase the capital stock of the corporation from 3,000,000 to 25,000,000 shares of common stock.

The Company remained relatively inactive for the remainder of the 1980s and 1990s. During the 1990s, all 27 of the unpatented claims in the Pine Creek area were abandoned to avoid the cost of assessment work. In the latter 1990s, the corporation improved its liquidity by harvesting timber on its Pine Creek patented claims.

Due to increased prices for gold and silver and a more favorable climate for financing mineral exploration companies, in 2003 the Board of Directors decided to engage in mineral exploration. It is the Company's intention to engage in the business of acquiring, exploring, and developing mineral properties, primarily those containing silver and associated base and precious metals. (see 'Plan of Operation").

Environmental Matters

The Company's two properties have been the subject of state and federal contacts concerning environmental matters. Based upon contact with both state and federal regulators, the Company is not aware of any material liability for environmental matters relating to its properties.

Risk Factors

The Company's business is subject to numerous risk factors, including the following:

No Revenue and Minimal Assets

The Company has had no revenues or earnings from operations. The Company has no significant assets or financial resources. As a mineral exploration company, the Company will sustain operating expenses without corresponding revenues. This will result in the Company incurring net operating losses that will increase continuously until the Company can bring a property into production or lease, joint venture or sell any property it may acquire.

Risks Inherent in the Mining Industry

Mineral exploration and development is highly speculative and capital intensive. Most exploration efforts are not successful, in that they do not result in the discovery of mineralization of sufficient quantity or quality to be profitably mined. The operations of the Company are also indirectly subject to all of the hazards and risks normally incident to developing and operating mining properties. These risks include insufficient ore reserves; fluctuations in production costs that may make mining of reserves uneconomic; significant environmental and other regulatory restrictions; labor disputes; geological problems; failure of pit walls or dams; force majeure events; and the risk of injury to persons, property or the environment.

Uncertainty of Reserves and Mineralization Estimates

There are numerous uncertainties inherent in estimating proven and probable reserves and mineralization, including many factors beyond the control of the Company. The estimation of reserves and mineralization is a subjective process and the accuracy of any such estimates is a function of the quality of available data and of engineering and geological interpretation and judgment. Results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may justify revision of such estimates. No assurances can be given that the volume and grade of reserves recovered and rates of production will not be less than anticipated. Assumptions about prices are subject to greater uncertainty and metals prices have fluctuated widely in the past. Declines in the market price of base or precious metals also may render reserves or mineralization containing relatively lower grades of ore uneconomic to exploit. Changes in operating and capital costs and other factors including, but not limited to, short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades, may materially and adversely affect reserves.

Proposed Federal Legislation

The U.S. Congress is currently considering a proposed major revision of the General Mining Law, which governs the creation of mining claims and related activities on federal public lands in the United States. Each of the Senate and the House of Representatives has passed a separate bill for mining law revision, and it is possible that a new law could be enacted. The Company expects that when the new law is effective, it will impose a royalty upon production of minerals from federal lands and will contain new requirements for mined land reclamation, and similar environmental control and reclamation measures. It remains unclear to what extent any such new legislation may affect existing mining claims or operations. The effect of any such revision of the General Mining Law on the Company's operations in the United States cannot be determined conclusively until such revision is enacted; however, such legislation could materially increase costs on properties located on federal lands, and such revision could also impair the Company's ability to develop, in the future, any mineral prospects that are located on unpatented mining claims.

Fluctuations in the Market Price of Minerals

The profitability of mining operations is directly related to the market price of the metals being mined. The market price of base and precious metals such as copper, gold and silver fluctuate widely and is affected by numerous factors beyond the control of any mining company. These factors include expectations with respect to the rate of inflation, the exchange rates of the dollar and other currencies, interest rates, global or regional political, economic or banking crises, and a number of other factors. If the market price of the mineral commodity being explored and developed declines, the value of the Company's projects could also drop dramatically, and the Company might not be able to recover its investment in those projects. The determination to develop or construct a mine, to place it into production, and the dedication of funds necessary to achieve such purposes are decisions that must be made long before the first revenues from production will be received. Price fluctuations between the time that such decisions are made and the commencement of production can drastically affect the economics of a mine.

The volatility in metals prices is illustrated by the following table, which sets forth, for the periods indicated, the yearly high and low prices in U.S. dollars per ounce for silver and gold and the high and low yearly average prices for copper in U.S. dollars per pound.

Year	Silver Price Per Ounce		Copper Price Per Pound	
	High	Low	High	Low
1996	$5.79	$4.67	$1.17	$0.91
1997	$6.39	$4.18	$1.14	$0.87
1998	$7.09	$4.80	$0.85	$0.65
1999	$5.71	$4.93	$0.83	$0.62
2000	$5.36	$4.61	$0.91	$0.75
2001	$4.80	$4.07	$0.82	$0.60
2002	$5.15	$4.30	$0.76	$0.65

Year	Gold Price Per Ounce	
	High	Low
1996	$415.80	$367.40
1997	$359.60	$283.00
1998	$313.15	$273.40
1999	$325.50	$252.80
2000	$312.70	$263.80
2001	$293.25	$255.95
2002	$326.40	$277.55
2003	$410.00	$329.45*

*to December 17, 2003

Environmental Risks

Mining is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production. Insurance against environmental risk (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) is not generally available to the Company (or to other companies in the minerals industry) at a reasonable price. To the extent that the Company becomes subject to environmental liabilities, the satisfaction of any such liabilities would reduce funds otherwise available to the Company and could have a material adverse effect on the Company. Laws and regulations intended to ensure the protection of the environment are constantly changing, and are generally becoming more restrictive.

Our Exploration Programs May Not Result in a Commercial Mining Operation

Mineral exploration and development involve significant risk because few properties that are explored contain bodies of ore that would be commercially economic to develop into producing mines. The Company does not have any properties on which it intends to conduct exploration. If the exploration programs on any properties which the Company may acquire do not result in the discovery of commercial ore, we will be required to acquire additional properties and write-off all of our investments in our explored properties.

We May Not Have Sufficient Funds To Complete Further Exploration Programs

We have limited financial resources, do not generate operating revenue, and must finance our exploration activity by other means. We do not know whether additional funding will be available for further exploration of our projects. If we fail to obtain additional financing, we will have to delay or cancel further exploration of properties we may acquire, and we could lose all of our interest in our properties.

We Would Need Additional Funds To Develop Any Mineral Deposits For Commercial Production

If our exploration programs successfully locate an economic ore body, additional funds will be required to place it into commercial production. Substantial expenditures would be required to establish ore reserves through drilling, to develop metallurgical processes to extract the metals from the ore and to construct the mining and processing facilities at any site chosen for mining. We do not know whether additional financing will be available at all or on acceptable terms. If additional financing is not available, we may have to postpone the development of, or sell, the property.

Factors Beyond Our Control May Determine Whether Any Mineral Deposits We Discover Are Sufficiently Economic To Be Developed Into A Mine

The determination of whether our mineral deposits are economic is affected by numerous factors beyond our control. These factors include market fluctuations for precious metals, the proximity and capacity of natural resource markets and processing equipment, and government regulations as to governing prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.

Our Resource Calculations Rely On Estimates That Cannot Be Confirmed Until The Ore Is Mined

In carrying on our mineral exploration activities, and making determinations about whether to proceed to the next stage of development, we must rely upon estimated calculations as to the ore mineralization and corresponding ore grades on our properties. Until ore is actually mined and processed, ore mineralization and ore grade must be considered as estimates only. Any material changes in ore mineralization estimates and ore grades will affect the economic viability of the placing of a property into production and a property's return on capital.

Properties May Be Subject To Uncertain Title

The ownership and validity, or title, of unpatented mining claims are often uncertain and may be contested. A successful claim contesting our title to a property will cause us to lose our rights to mine that property. This could result in our not being compensated for our prior expenditures relating to the property.

Mineral Exploration And Mining Activities Require Compliance With A Broad Range Of Law And Regulation Violation Of Which Can Be Costly

Mining operations and exploration activities are subject to national and local laws and regulations governing prospecting, development, mining, production, experts, taxes, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety. In order to comply, we may be required to make capital and operating expenditures or to close an operation until a particular problem is remedied. In addition, if our activities violate any such laws and regulations, we may be required to compensate those suffering loss or damage, and may be fined if convicted of an offense under such legislation.

Land Reclamation Requirements For Our Exploration Properties May Be Burdensome

Although variable depending on location and the governing authority, land reclamation requirements are generally imposed on mineral exploration companies, as well as companies with mining operations, in order to minimize long term effects of land disturbance. Reclamation may include requirements to control dispersion of potentially deleterious effluents and to reasonably re-establish pre-disturbance land forms and vegetation. In order to carry out reclamation obligations imposed on us in connection with our mineral exploration, we must allocate financial resources that might otherwise be spent on further exploration programs.

We Face Industry Competition In The Acquisition Of Mining Properties And The Recruitment And Retention Of Qualified Personnel

We compete with other mineral exploration and mining companies, many of which have greater financial resources than us or are further in their development, for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel. If we require and are unsuccessful in acquiring additional mineral properties or personnel, we will not be able to grow at the rate we desire or at all.

Some Of Our Directors And Officers May Have Conflicts Of Interest As A Result Of Their Involvement With Other Natural Resource Companies

Some of our directors and officers are directors or officers of other natural resource or mining-related companies. These associations may give rise to conflicts of interest from time to time. As a result of these conflicts of interest, we may miss the opportunity to participate in certain transactions, which may have a material, adverse effect on our financial position.

Permitting

In the ordinary course of business, mining companies are required to seek governmental permits for expansion of existing operations or for the commencement of new operations. Obtaining the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions and often involving public hearings and costly undertakings on our part. The duration and success of our efforts to obtain permits are contingent upon many variables not within our control. Obtaining environmental protection permits, including the approval of reclamation plans, may increase costs and cause delays depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority. There can be no assurance that all necessary permits will be obtained and, if obtained, that the costs involved will not exceed those that we previously estimated. It is possible that the costs and delays associated with the compliance with such standards and regulations could become such that we would not proceed with the development or operation of a mine or mines.

Employees

The Company has no paid employees. None of the Company's executive officers are employed on a salaried basis by the Company. Management services are provided on an "as-needed" basis without compensation. The Company relies upon the services of consultants to provide financial and geologic assistance.

Competition

There is aggressive competition within the minerals industry to discover and acquire properties considered to have commercial potential. The Company competes for the opportunity to participate in promising exploration projects with other entities, many of which have greater resources than the Company. In addition, the Company competes with others in efforts to obtain financing to explore and develop mineral properties.

Regulation

The Company's activities in the United States are subject to various federal, state, and local laws and regulations governing prospecting, development, production, labor standards, occupational health and mine safety, control of toxic substances, and other matters involving environmental protection and taxation. It is possible that future changes in these laws or regulations could have a significant impact on the Company's business, causing those activities to be economically reevaluated at that time.

ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Plan of Operation

The Company intends to engage in the exploration, development and if warranted, the mining of properties containing silver, gold and associated precious and base metals. The Company does not now have an interest in any properties on which it intends to conduct mineral exploration. The Company is voluntarily registering its common stock under the Securities Exchange Act of 1934. After completion of this registration it is the Company's intention to obtain a listing on the NASDAQ Supervised OTC Bulletin Board. The Company believes that listing on the OTCBB will facilitate the Company's efforts to obtain additional equity financing.

The Company has adequate financial resources to meet its financial obligations for the next 12 months. The Company intends to raise approximately $500,000 from a private placement of its common stock. The proceeds from the offering will be utilized to fund the Company's search for properties with mineral exploration potential.

The Company does not anticipate a significant change in the number of employees during the next 12 months. The Company intends to rely upon the use of outside consultants to provide services to the Company. These plans could change depending upon the success of the Company's contemplated private placement and the timing and nature of the acquisition of mineral exploration properties.

ITEM 3.   DESCRIPTION OF PROPERTY

The Chicago London Property

Location

The Chicago London property consists of eight patented mining claims covering 162.132 acres located north of the Murray – Thompson Falls highway 6.5 miles east of Murray, Idaho. In the documents the property is also referred to as the Lower Paragraph area although other features, such as the Black Horse Mill Site and tailings pile which are commonly included in that reference, are not located on the Chicago London property. The patented claim block, Mineral Survey No. 2130, is located in Sections 12 and 13, Township 49 North, Range 5 East of the Boise Meridian and Section 18, Township 49 North, Range 6 East of the Boise Meridian. The Property is surrounded by Idaho Panhandle National Forest lands which are undeveloped except for the paved forest highway and remains of historic mining activities. The property, which lies on both sides of Paragon Gulch, consists of steep partially forested hillsides with occasional rock outcrops and talus slopes. An unmaintained forest road leaves the forest highway and traverses the property generally following the bottom of Paragon Gulch. It is approximately 0.25 miles from the highway to the lower boundary of the Omaha claim. The Chicago London Property contains no known proven or probable mineral reserves.

History

Mining started in Paragraph Gulch in the mid 1890s. The Chicago London group of claims was located in 1905 and patented in 1906. It was operated by Paragraph Mining Company together with the Upper Paragon Mine located further up Paragon Gulch and was sometimes known as the Lower Paragon. The Black Horse mine located in Paragon Gulch between the Upper Paragon and Chicago London group and the Black Horse Mill located at the confluence of Paragon and Prichard creeks below the Chicago London group were operated by two other separate companies in succession. The period of intense activity was immediately preceding and during World War One. During this period the price of zinc was very high because new supplies had to be developed to replace those from Germany which had provided much of the world's supply before that period. An examination of the Chicago London property done in 1916 by Umpleby and Jones describes essentially all the workings that are thought to exist today. It appears that little was done after the early 1920s. In 1919 the Paragon Mining Company purchased the property and equipment of Murray Hill Mining Company, successor the Black Horse Mining Company. In 1932 all the equipment of Paragon Mining Company was sold to partially satisfy a judgment obtained by creditors. About this time title to the Chicago London Property passed to Shoshone County which held it till 1951. There have been attempts to promote the property since 1920 but, other than reopening old workings for access, no significant work is known to have been done on the property. The shaft was backfilled in 2001 to eliminate a hazard.

Environmental Matters

During the fall of 2003 the Company retained W.C. Rust, Consulting Metallurgist to conduct a property environmental investigation of the Chicago London Property. The investigation consisted of a review of deemed relevant documents and a visual site inspection.

The Chicago London property lies within the Coeur d'Alene Basin and as such is within the Expanded Bunker Hill Superfund Site. The area is within Conceptual Site Model (CSM) Area 1, Prichard Creek Segment 03. Maps of this Segment showing Source Areas and Sampling Locations show the Paragon Lower Millsite (Black Horse Mill) and associated tailings but do not identify the mine waste rock dumps on the property as source areas.

The investigation revealed no potential for adverse environmental effects other than the mine waste rocks. These were identified only insofar as they contain metals with a potential for adverse environmental effects. No evidence was observed that there had been any significant adverse environmental effects from the mine waste rock piles.

The Little Pine Creek Property

The Little Pine Creek Property consists of Government Lots 1, 2 and 4, totaling approximately 103.87 acres located just east of the city of Pinehurst, Idaho in the little Pine Creek Drainage. It is located in Section 8, Township 48 North, Range 2 East of the Boise meridian. The property is bordered on the north and east by the Page property of ASARCO Inc., on the north and west by private land and the city of Pinehurst and on the south of the United States Bureau of Land Management. The property to the north, east and south is essentially undeveloped and managed for timber production. The northwest corner of the property abuts the city of Pinehurst. The property lies on the south hillside and creek bottom of Little Pine Creek. The land consists of forested hillsides that have been recently logged and the creek bottom is covered with cottonwood trees and brush. A private road runs from Pinehurst through the property on the north side of Little Pine Creek to a culvert creek crossing just east of the General mine waste dump. From there it climbs the south hillside crossing over the mine dump and accessing the property to the west. The Little Pine Creek Property contains no known proven or probable mineral reserves.

History

The present Little Pine Creek Property was acquired by General Mines Corporation, a predecessor to Idaho General Mines, in 1928. The purchase was subsequent to the purchase of adjacent unpatented mining claims and an associated 2,000 foot tunnel which had been driven from the property to access the claims. In the period from 1928 and 1935 the tunnel was advanced to intersect a diabase phorphry dike and 1,200 feet of drifting along the dike was accomplished. The property was inactive until 1942 when it was leased by Federal Mining and Smelting Company. From 1942 to 1945 they sank a 200 foot shaft in the dike and completed several hundred feet of drifting on the No. 4 level. From 1945 to the present the property has been essentially inactive. There is no record of production from the property.

Environmental Matters

During the Fall of 2003 the Company retained W.C. Rust, Consulting Metallurgist to conduct a property environmental investigation of the Little Opine Creek Property. The investigation consisted of a review of deemed relevant documents and a visual site inspection.

The Little Pine Creek Property lies within the original Bunker Hill Superfund Site. The Bunker Hill RI/FS, Revised Task I Data Evaluation Report, Phase 1 Sampling, Document No. 15852-PDO98/1303, Prepared by Dames and Moore, November 2, 1988 gives the results of sampling the General Mine waste rock dump. It was found to have elevated levels of arsenic. There are hundreds of other documents concerning the original Bunker Hill Superfund Site RI/FS that were not reviewed although they may contain information concerning the property because discussions with personnel managing the site indicate that the arsenic content of the dump is the primary concern regarding the property. The Idaho General Mine waste rock dump was not specifically identified as needing remediation in the Nonpopulated Areas Record of Decision. However, personal communication was received from an Idaho Department of Environmental Quality staff member who is part of the ROD capping group that is responsible for planning the remaining work needed to complete the ROD. The staff member said that the Idaho General Mine Dump was re-sampled in 2002. The results confirmed the high levels of arsenic and there has been discussion within the group that remediation may be needed to protect recreational users from possible exposure to arsenic but no decisions have been made. Remediation, if done, will probably be some form of capping with cleaner material.

The investigation revealed no potential for adverse environmental effects other than the General Mine Waste Dump and portal water discharge. The mine waste rock was identified only insofar as it contains metals with a potential for adverse environmental effects. The portal was identified because it may contain dissolved minerals.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

(a) Security Ownership of Certain Beneficial Owners

The following table sets forth information regarding any person known to the Company to be the beneficial owner of more than five percent of any class of the Company's voting securities at November 30, 2003.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common	Robert L. and Mary K. Russell P.O. Box 298 Kellogg, Idaho 83837	453,664	13.24%

(b) Security Ownership of Management

The following table sets forth certain information as of November 30, 2003 regarding the number and percentage of shares of Common Stock of the Company beneficially owned (as such term is defined in Rule 13d-3 under the Exchange Act) by each director, each of the named executive officers and directors and officers as a group.

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	(1) Percent of Class
Common	Robert L. Russell	453,664	13.24
Common	John B. Benjamin	43,000	1.25
Common	Norman A. Radford	5,000	0.146
Common	Gene W. Pierson	6,000	0.175
Common	David R. Russell	10,000	0.291
Common	Richard Nanna	1,000	Nil
Common	Total of all officers and directors (6 individuals):	518,664	15.14

(1) Based on 3,425,469 shares issued and outstanding at November 30, 2003.

(c) Changes in Control

There are no arrangements known to the Company, the operation of which may at a subsequent time result in the change of control of the Company.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following information is provided as of November 30, 2003 with respect to each executive officer and director of the Company:

Executive Officers and Directors

Name	Age	Office with the Company
Robert L. Russell	69	Director since 1967, President 1979 – 1980 and 1984 to present
John B. Benjamin	74	Director since 1974
Gene W. Pierson	66	Director since 2002
Norman A. Radford.	71	Director since 2002
David Russell	47	Director since 2002
Richard Nanna	50	Director since 2003
Glenn M. Dobbs	60	Director since 2003

Robert L. Russell, a Professional Engineer, has been a director of the Company since 1967 and President of the Company in 1979 to 1980 and since 1984. Since September 1998, Mr. Russell has provided mining management consulting services through his consulting company, R.L. Russell Associates. Mr. Russell has held positions with Exxon Minerals and Freeport McMoRan Copper and Gold, where he served as Vice President of Mining. Mr. Russell acted as General Manager of Freeport's Indonesian operations, which has become the largest gold mine in the world. From 1995 to 1998 Mr. Russell was employed by Zambia Consolidated Copper Mines, most recently as General Manager of the Nchanga Division. In that position Mr. Russell was responsible for all functions of two operating mines and several metallurgical facilities. Under Mr. Russell, the Nchanga Division had 8,700 employees and produced 150,000 tons of copper and 3,500 tons (about 12% of the world's supply) of cobalt per year. Mr. Russell is a director of Mines Management, Inc. (OTCBB).

John B. Benjamin has been a director of the Company since 1974. Mr. Benjamin has been retired since 1987. Prior to that time, Mr. Benjamin was employed from 1987 to1989 by Dames & Moore, a Denver, Colorado based Engineering Company as a Field Sampling and Air/Water Monitoring Coordinator Assistant for The Bunker Hill Superfund Remedial Investigation and Feasibility Study. Before joining Dames & Moore, Mr. Benjamin was employed by the Bunker Hill Company for approximately 27 years.

Gene W. Pierson, a Mining Engineer has been a Director of the Company since 2002. Mr. Pierson graduated from the University of Texas, El Paso with a Bachelor of Science degree. Since 1999 Mr. Pierson has been a self-employed consultant for mining companies in mineral economics and management. For the previous ten years, Mr. Pierson was employed by Hecla Mining Company (NYSE) as a senior Analyst performing research and analytical work with management, engineering, metallurgical, geology, accounting and financial staff. Mr. Pierson is a member of the Society of Mining Engineers and the Mineral Economics & Management Society.

Norman A. Radford, a Mining Engineer, has been a Director of the Company since 2002. Mr. Radford graduated from the University of Idaho with a Bachelor of Science degree. For more than the past five years, Mr. Radford has been the manager of the Mineral Museum in Wallace, Idaho. Prior to that time, from 1982 to 1985, Mr. Radford was employed by Coeur d'Alene Mines Corp. as a Consulting Geologist performing full time consulting to the Chairman of the Board. From 1965 to 1982, Mr. Radford was employed by The Bunker Hill Co. as a Senior Mine Geologist. Mr. Radford is a Registered Professional Geologist and a member of the American Institute of Mining Engineers.

Mr. Richard F. Nanna is Vice President Exploration for Apollo Gold Corporation. He is responsible for managing all aspects of exploration and geology for the two major operating gold mines of the corporation as well as all exploration for new properties. Apollo is currently producing about 200,000 ounces gold per year with objectives of growing substantially above this level. Currently the Company is exploring the Black Fox mine near Timmins, Ontario that is now considered to be a significant discovery of new gold resources. Mr. Nanna was Vice President of Exploration for Getchell Gold Mines in Nevada where he was responsible for discovering over 18 million ounces of gold. This property is being further developed by Placer Dome Gold. Mr. Nanna has explored for various companies throughout the Western United States. He attended the University of Akron (1972 to 1978) where he received a BS and MS degree in geology. He has been an instructor in undergraduate geological studies at that institution. He is experienced in working with investment bankers as well as in the area of acquisition, valuation and sales of mineral properties for the various companies for which he has worked.

Mr. R. David Russell is currently the President & CEO/Director of the Canadian gold company Apollo Gold Corporation which is listed on the Toronto stock exchange under the symbol (APG:TSX) and American Stock Exchange under the symbol (AGT:AMEX). Prior to Apollo Gold, Mr. Russell was the founder of Nevoro Gold that subsequently merged with Apollo Gold. Mr. Russell was Vice President and Chief Operating Officer for Getchell Gold, a Nevada gold producer. At Getchell, Mr. Russell oversaw the Getchell open pit as well as the development of two underground mechanized gold mines and a complex pressure oxidation mill for gold ore processing. Prior to Getchell, Mr. Russell was General Manager U.S. operations for LAC Minerals and after their acquisition, Barrick Gold. His responsibilities included operations at various mines in the western U.S. including the Bullfrog mine in Nevada; the Richmond Hill Mine located near Lead, South Dakota; the Ortiz Project near Santa Fe, New Mexico; and the Coliseum reclamation project in California. Prior to LAC/Barrick, Mr. Russell was Manager Underground Mining for Independence Mining in Nevada, Project Manager for Hecla Mining in Idaho, Manager of the Lincoln Project in California for FMC/Meridian Gold / US Energy and Mine Manager for ASARCO in Idaho and Colorado. Mr. Russell is a BS Mining Engineering graduate from Montana Tech.

Glenn Dobbs has broad experience in international finance, investment banking, natural resource financing and as a business development consultant. Mr. Dobbs was the founder of the Alpha Commodities Fund in 1976, founder and Board Chairman of First American Bank in 1978, Dallas regional manager for Monex International, founder of the InterGold (Hedge) Fund in 1996, and a former member of the Washington State House of Representatives. Mr. Dobbs has written and lectured extensively on precious metals sector investing, resource development and financing.   Mr. Dobbs is currently the President, Chairman and a Director of Mines Management, Inc.

Board Committees

The Company does not have an audit or nominating committee. The entire board performs the functions of the Audit and Nominating Committees.

Robert L. Russell, John B. Benjamin, Gene W. Pierson, Norman A. Radford, David Russell, Richard Nanna and Glenn M. Dobbs, comprising the entire Board of Directors, performs the functions of the Audit Committee; recommends a firm of independent certified public accountants to audit the annual financial statements; discusses with the auditors and approves in advance the scope of the audit; reviews with the independent auditors their independence, the financial statements and their audit report; reviews management's administration of the system of internal accounting controls; and reviews the Company's procedures relating to business ethics. The Company does not currently have a written audit committee charter. Messrs Benjamin, Pierson, Radford, David Russell, Richard Nanna and Glenn M. Dobbs are deemed to be independent directors as that term is defined in Rule 4200(a)(14) of the NASD's listing standards.

The Board of Directors has adopted a pre approval policy requiring that the Audit Committee pre-approve the audit and non-audit services performed by the independent auditor in order to assure that the provision of such services do not impair the auditor's independence.

Code of Ethics

The Company has adopted a Code of Ethics for its Chief Executive Officer and Senior Financial Officers

ITEM 6.   EXECUTIVE COMPENSATION

Compensation.

Mr. Russell, the sole executive officer of the Company, is not compensated for serving in such position. Directors receive a stock grant of 5,000 shares of restricted common stock for each meeting attended. Directors receive no additional compensation except for reimbursement of out of pocket costs incurred

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

There have been no transactions or series of transactions, or proposed transactions during the last two years to which the Registrant is a party in which any Director, nominee for election as a Director, executive officer or beneficial owner of five percent or more of the Registrant's Common Stock, or any member of the immediate family of the foregoing had or is to have a direct or indirect material interest exceeding $60,000.

ITEM 8.   DESCRIPTION OF SECURITIES

<u>Common Stock</u>

The Company is authorized to issue 25,000,000 shares of its $ 0.10 par value Common Stock. At November 30, 2003, there were 3,457,469 shares issued and outstanding held by approximately 800 shareholders of record.

All shares of Common Stock are equal to each other with respect to voting, liquidation, dividend and other rights. Owners of shares of Common Stock are entitled to one vote for each share of Common Stock owned at any Shareholders' meeting. Holders of shares of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor; and upon liquidation, are entitled to participate pro rata in a distribution of assets available for such a distribution to Shareholders. Except for stock options which may be issued pursuant to the Company's Stock Option Plan, there are no conversion, preemptive, or other subscription rights or privileges with respect to any shares. The Common Stock of the Company does not have cumulative voting rights which means that the holders of more than fifty percent (50%) of the shares voting in an election of directors may elect all of the directors if they choose to do so. In such event, the holders of the remaining shares aggregating less than fifty percent (50%) would not be able to elect any directors.

<u>Stock Option Plan</u>

The Board of Directors has adopted a Stock Option Plan. The purpose of the Plan is to give the Company greater ability to attract, retain, and motivate its officers, key employees, directors and consultants; and is intended to provide the Company with the ability to provide incentives more directly linked to the success of the Company's business and increases in Shareholder value.

The Stock Option Plan is structured as so that both Incentive Stock Options qualified plan under the Internal Revenue Code and non qualified stock options may be issued. The Plan is administered under the auspices of the Board of Directors. It is intended, that to the extent possible, the exercise of Stock Options will be exempt from the operation of Section 16(b) of the Securities Exchange Act of 1934, as amended.

Options are exercisable for a maximum of fifteen (15) years (ten years in the case of an Incentive Stock Option). Transferability is prohibited except for limited circumstances regarding the demise of an Optionee.

The option exercise price for Incentive Stock Options may be no less than the fair market value on the date of grant of the Option, except that the exercise price for any ten percent (10%) shareholder must be 110% of the fair market value on the date of grant. The option price for the Non-Qualified Stock Options is the lowest allowable price under applicable law.

The maximum number of shares available for issue upon the exercise of all stock option plans adopted by the Company shall not exceed 3,000,000 shares. Subsequent to November 30, 2003 an aggregate of 1,150,000 options were granted to directors and certain consultants.

<u>Dividends</u>

The Company has never paid any dividends and does not anticipate the payment of dividends in the foreseeable future.

ITEM 1. **MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS**

The Company's Common Stock is not publicly traded.

The Company has not declared or paid cash dividends or made distributions in the past, and the Company does not anticipate that it will pay cash dividends or make distributions in the foreseeable future. The Company currently intends to retain any future earnings to finance its operations.

As of November 30, 2003 there 3,475,469 shares of common stock outstanding held of record by approximately 800 shareholders of record.

ITEM 2. **LEGAL PROCEEDINGS**

Neither the Company nor its property is a party to or the subject of any pending legal proceeding or any contemplated proceeding of a governmental authority.

ITEM 3. **CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS**

During the Company's two most recent fiscal years and subsequent interim period, the principal accountant had not resigned (or declined to stand for re-election) or was dismissed.

In addition, the Company's principal accountant had no disagreements with the Company on any matter of Financial Reporting Policies and Procedures.

ITEM 4. **RECENT SALES OF UNREGISTERED SECURITIES**

In November 2001 the Board of Directors authorized the issuance of an aggregate of 240,000 shares of Common Stock to eight individuals as consideration for past services rendered as directors, officers or service providers to the Company. The stock grants were in lieu of any other consideration received by the individuals and were issued in 2002. In 2002 the Company issued 45,000 shares of Common Stock to six individuals as consideration for service as officers of directors of the Company.

All of the above shares were issued pursuant to a Section 4(2) exemption from registration under the Securities Act of 1933. Each of the certificates issued in connection with the above offerings contained restrictive language on its face and each certificate had a restrictive legend in substantially the following form:

> *"The securities represented by this certificate have not been registered under the Securities Act of 1933 (the "Act") and may not be offered for sale, sold or otherwise transferred except pursuant to an effective registration statement under the Act or pursuant to an exemption from registration under the Act, the availability of which is to be established by opinion of counsel satisfactory to the Company to the effect that in the opinion of such counsel such registration in not required."*

ITEM 5. **INDEMNIFICATION OF DIRECTORS AND OFFICERS**

Although the Company's Articles of Incorporation and By Laws do not address the subject of indemnification, The Idaho Business Corporations Act permits the Company to indemnify its officers and directors against liabilities they incur in such positions. Pursuant to the Idaho Business Corporations Act, both permissible and mandatory indemnification is provided for officers and directors of the Company.

Permissive Indemnification

(1)   Except as otherwise provided by law, a corporation may indemnify an individual who is a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative and whether formal or informal (a "Proceeding") because he is a director against liability incurred in the proceeding if:

    (a)   (i)   He conducted himself in good faith; and

            (ii)   He reasonably believed:

                (A)   In the case of conduct in his official capacity, that his conduct was in the best interest of the corporation, and

                (B)   In all cases, that his conduct was at least not opposed to the best interests of the corporation; and

            (iii)   In the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful; or

    (b)   He engaged in conduct for which broader indemnification has been made permissible or obligatory under a provision of the articles of incorporation, as authorized by section 30-1-202(2)(e), Idaho Code.

(2)   A director's conduct with respect to an employee plan for a purpose he reasonably believed to be in the best interests of the participants in, and the beneficiaries of, the plan is conduct that satisfies the requirement of subsection (1)(a)(ii)(B) above.

(3)   The termination of a proceeding by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent, is not, of itself, determinative that the director did not meet the relevant standard of conduct described in this section.

(4)   Unless ordered by a court under section 30-1-854(1)(c), Idaho Code, a corporation may not indemnify a director:

    (a)   In connection with a proceeding by or in the right of the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director has met the relevant standard of conduct under subsection (1) of this section; or

    (b)   In connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that he received a financial benefit to which he was not entitled, whether or not involving action in his official capacity.

Mandatory Indemnification.

A corporation shall indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director of the corporation against reasonable expenses incurred by him in connection with the proceeding.

Public Policy

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

FINANCIAL STATEMENTS

Idaho General Mines, Inc.
Balance Sheets
September 30, 2003 (unaudited) and December 31, 2002

ASSETS

	(Unaudited) **September 30, 2003**	**December 31, 2002**
Current assets:		
Cash and cash equivalents	$ 8,575	$ 12,369
Marketable equity securities	129,600	128,066
Prepaid expense	5,000	
Total current assets	143,175	140,435
Mining claims and land	81,451	81,451
Total assets	$ 224,626	$ 221,886

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:		
Account payable to related party	$ 1,078	
Total current liabilities	1,078	
Contingencies		
Stockholders' equity:		
Common stock, $0.10 par value; 25,000,000 shares authorized, 3,425,469 shares issued and outstanding	342,547	342,547
Additional paid-in capital	120,982	120,982
Accumulated deficit	(232,594)	(232,722)
Accumulated other comprehensive income	(7,387)	(8,921)
Total stockholders' equity	223,548	221,886
Total liabilities and stockholders' equity	$ 224,626	$ 221,886

Idaho General Mines, Inc.
Statements of Operations
For the nine-month periods ended September 30, 2003 and 2002 (unaudited)

	2003	2002
Operating expenses:		
General and administrative expense	$ 4,329	$ 6,219
Directors' fees		18,525
Total operating expenses	4,329	24,744
Other income:		
Interest and dividend income	4,457	4,751
Realized loss on sale of marketable securities		(178)
Total other income	4,457	4,573
Net income (loss)	**$ 128**	**$ (20,171)**
Other comprehensive income (loss)		
Unrealized gain (loss) on marketable securities	1,534	$ (2,132)
Comprehensive income (loss)	**$ 1,662**	**$ (22,303)**
Net gain (loss) per common share	**$ Nil**	**$ (0.01)**
Weighted average common shares outstanding-basic	**3,425,469**	**3,359,880**

Idaho General Mines, Inc.
Statements of Cash Flows
For the nine-month periods ended September 30, 2003 and 2002 (unaudited)

	2003	2002
Cash flows from operating activities:		
Net income (loss)	$ 128	$ (20,171)
Adjustments to reconcile net income (loss) to net cash used by operating activities:		
Directors' fees paid by issuing common stock		18,525
Loss on marketable securities		178
Change in prepaid expense	(5,000)	
Change in accounts payable	1,078	400
Net cash used by operating activities	(3,794)	(1,068)
Cash flows from investing activities:		
Purchase of securities		(30,005)
Cash provided by sale of marketable equity securities		55,000
Net cash provided by investing activities		24,995
Net change in cash	(3,794)	23,927
Cash, beginning of period	12,369	46,212
Cash, end of period	$ **8,575**	$ **70,139**
Supplemental disclosures of cash flow information:		
Non-cash investing activities:		
Change in fair value adjustment for securities held for sale	$ **1,534**	$ **(2,132)**

Idaho General Mines, Inc.
Notes to Financial Statements

1.   Basis of Presentation:

The unaudited financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States of America for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of the Company's management, all adjustments (consisting of only normal recurring accruals) considered necessary for a fair presentation of the interim financial statements have been included. Operating results for the nine-month period ended September 30, 2003 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2003.

2.   Nature of Business:

Idaho General Mines, Inc. ("the Company") is an Idaho corporation originally incorporated as General Mines Corporation on November 23, 1925. In 1966 the Company amended its articles of incorporation to change its name to "Idaho General Petroleum and Mines Corporation," and amended its articles again in 1967 changing its name to Idaho General Mines, Inc. The Company's historic activities have principally consisted of the exploration for non-ferrous and, precious metals, in and around Shoshone County, Idaho. In recent years, however, the Company's business has been confined to periodic timber sales from its mining property holdings and other general and administrative activities.

Report of Independent Certified Public Accountants

Board of Directors
Idaho General Mines, Inc.

We have audited the accompanying balance sheets of Idaho General Mines, Inc. ("the Company") as of December 31, 2002 and 2001, and the related statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Idaho General Mines, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ DeCoria, Maichel & Teague P.S.

Spokane, Washington
October 24, 2003

IDAHO GENERAL MINES, INC.
TABLE OF CONTENTS

Page

Idaho General Mines, Inc.
Balance Sheets
December 31, 2002 and 2001

ASSETS

	2002	2001
Current assets:		
Cash and cash equivalents	$ 12,369	$ 46,212
Marketable equity securities	128,066	102,397
Total current assets	140,435	148,609
Mining claims and land	81,451	81,451
Total assets	**$ 221,886**	**$ 230,060**

STOCKHOLDERS' EQUITY

Contingency (Note 7)

	2002	2001
Stockholders' equity:		
Common stock, $0.10 par value; 25,000,000 shares authorized, 3,425,469 and 3,140,469 shares issued and outstanding	342,547	314,047
Additional paid-in capital	120,982	130,957
Accumulated deficit	(232,722)	(212,576)
Accumulated other comprehensive income	(8,921)	(2,368)
Total stockholders' equity	221,886	230,060
Total liabilities and stockholders' equity	**$ 221,886**	**$ 230,060**

The accompanying notes are an integral part of these financial statements.

Idaho General Mines, Inc.
Statements of Operations
For the years ended December 31, 2002 and 2001

	2002	2001
Operating expenses:		
General and administrative expense	$ 7,326	$ 9,460
Directors' fees	18,525	
Write-off of abandoned claims		28,246
Total operating expenses	25,851	37,706
Other income:		
Interest and dividend income	5,470	7,734
Realized gain (loss) on marketable securities	235	(50)
Total other income	5,705	7,684
Net loss	$ 20,146	$ 30,022
Other comprehensive income (loss)		
Unrealized gain (loss) on marketable securities	(6,553)	$ 3,622
Comprehensive income (loss)	**$ (26,699)**	**$ (26,400)**
Net loss per common share	**$ (0.01)**	**$ (0.01)**
Weighted average common		
shares outstanding-basic	**3,304,852**	**3,116,797**

The accompanying notes are an integral part of these financial statements.

Idaho General Mines, Inc.
Statements of Changes in Stockholders' Equity
For the years ended December 31, 2002 and 2001

	Shares	Amount	Additional Paid in Capital	Accumulated Other Comprehensive income (loss)	Accumulated Deficit	Total
Balance, December 31, 2000	3,140,469	$ 314,047	$ 130,957	$ (5,990)	$ (182,554)	$ 256,460
Unrealized gain on marketable equity securities				3,622		3,622
Net loss					(30,022)	(30,022)
Balance, December 31, 2001	3,140,469	314,047	130,957	(2,368)	(212,576)	230,060
Issuance of common stock for directors' fees	285,000	28,500	(9,975)			18,525
Unrealized gain on marketable equity securities				(6,553)		(6,553)
Net loss					(20,146)	(20,146)
Balance, December 31, 2002	3,425,469	$ 342,547	$ 120,982	$ (8,921)	$ (232,722)	$ 221,886

The accompanying notes are an integral part of these financial statements.

Idaho General Mines, Inc.
Statements of Cash Flows
For the years ended December 31, 2002 and 2001

	2002	2001
Cash flows from operating activities:		
Net loss	$ (20,146)	$ (30,022)
Adjustments to reconcile net loss to net cash		
used by operating activities:		
Directors' fees paid by issuing common stock	18,525	
Write-off of abandoned claims		28,246
Unrealized gain (loss) on marketable securities	(235)	50
Net cash used by operating activities	(1,856)	(1,726)
Cash flows from investing activities:		
Purchase of securities	(136,897)	
Cash provided by sale of marketable equity securities	105,000	15,000
Net cash provided (used) by investing activities	(31,987)	15,000
Net change in cash	(33,843)	13,274
Cash, beginning of year	46,212	32,938
Cash, end of year	$ **12,369**	$ **46,212**
Supplemental disclosures of cash flow information:		
Non-cash investing activities:		
Change in fair value adjustment for securities		
held for sale	$ **(6,553)**	$ **3,622**

The accompanying notes are an integral part of these financial statements.

Idaho General Mines, Inc.
Notes to Financial Statements

1.   Description of Business

Idaho General Mines, Inc. ("the Company") is an Idaho corporation originally incorporated as General Mines Corporation on November 23, 1925. In 1966 the Company amended its articles of incorporation to change its name to "Idaho General Petroleum and Mines Corporation," and amended its articles again in 1967 changing its name to Idaho General Mines, Inc. The Company's historic activities have principally consisted of the exploration for non-ferrous and, precious metals, in and around Shoshone County, Idaho. In recent years, however, the Company's business has been confined to periodic timber sales from its mining property holdings and other general and administrative activities.

Unless otherwise indicated, amounts provided in these notes to the financial statements pertain to continuing operations.

2.   Summary of Significant Accounting Policies

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Income Taxes

Income taxes are recognized in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," whereby deferred income tax liabilities or assets at the end of each period are determined using the tax rate expected to be in effect when the taxes are actually paid or recovered. A valuation allowance is recognized on deferred tax assets when it is more likely than not that some or all of these deferred tax assets will not be realized. At December 31, 2002 and 2001, the Company had recorded no net deferred tax assets or liabilities and recognized no income tax provision, as it had no taxable income for the years then ended.

Fair Values of Financial Instruments

The carrying amounts of financial instruments including cash and cash equivalents and marketable securities approximated their fair values as of December 31, 2002 and 2001.

Net Loss Per Share

Statement of Financial Accounting Standards No. 128, "Earnings per Share," requires dual presentation of basic earnings per share ("EPS") and diluted EPS on the face of all income statements, for all entities with complex capital structures. At December 31, 2002 and 2001, the Company had no outstanding common stock equivalents, and only basic EPS is reported for the years then ended.

Idaho General Mines, Inc.
Notes to Financial Statements

2.   **Summary of Significant Accounting Policies, Continued:**

Cash Equivalents

Highly liquid short-term investments with a remaining maturity when purchased of three months or less are classified as cash equivalents. The Company deposits its cash and cash equivalents in high quality financial institutions.

Investments

Marketable equity securities are categorized as available-for-sale and carried at quoted market value. Investments in securities of privately held entities are quoted at their estimated fair value. Realized gains and losses on the sale of securities are recognized on a specific identification basis. Unrealized gains and losses are included as a component of accumulated other comprehensive income or loss, net of related deferred income taxes, if applicable, unless a permanent impairment in value has occurred, which is then charged to operations.

Comprehensive Income (Loss)

Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," requires the disclosure of comprehensive income, which includes net income (loss), and unrealized gains and losses on marketable equity securities classified as available-for-sale.

Mining Claims and Land

Cost of exploring, acquiring and developing mineral properties are capitalized by the project area. Costs to maintain mineral rights and leases are expensed as incurred. When a property reaches the production stage, the related capitalized costs are amortized using the units-of-production method on the basis of periodic estimates of ore reserves. Mineral properties are periodically assessed for impairment of value, and any subsequent losses are charged to operations at the time of impairment. If a property is abandoned or sold, its capitalized costs are charged to operations.

Reclamation and Remediation

The Company's operations have been and are subject to standards for mine reclamation that have been established by various governmental agencies. Environmental costs relating to properties put into production are estimated based primarily upon environmental and regulatory requirements, and are accrued and charged to expense over the expected economic life of the operation using the units-of-production method. The liability for reclamation is classified as current or long-term based on the expected timing of the expenditures.

The Company accrues costs associated with environmental remediation obligations when it is probable that such costs will be incurred and they are reasonably estimable. Such costs are based on management's estimate of amounts expected to be incurred when the remediation work is performed.

Idaho General Mines, Inc.
Notes to Financial Statements

2.   **Summary of Significant Accounting Policies, Continued:**

Stock-Based Compensation

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), requires companies to recognize stock-based expense based on the estimated fair value of employee stock options. Alternatively, SFAS No. 123 allows companies to retain the current approach set forth in APB Opinion 25, "Accounting for Stock Issued to Employees," provided that expanded footnote disclosure is presented. The Company has not adopted the fair value method of accounting for stock-based compensation under SFAS No. 123, but provides the pro forma disclosure required when appropriate.

New Accounting Pronouncements

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses accounting for restructuring and similar costs. SFAS No. 146 supersedes previous accounting guidance, principally Emerging Issues Task Force Issue No. 94-3. SFAS No. 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. Accordingly, SFAS No. 146 may affect the timing of recognizing future restructuring costs as well as the amount recognized. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The Company believes that its adoption of SFAS No. 146 will not have a material impact on its results of operations or financial position.

In October 2002, the FASB issued SFAS No. 147, "Acquisitions of Certain Financial Institutions-an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9." SFAS No. 147 will have no impact on the Company's financial statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation, Transition and Disclosure, an amendment of FASB Statement No. 123." SFAS No. 148 provides alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS No. 123 to require prominent disclosure about the effects of reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. Finally, this Statement amends APB Opinion No. 28, Interim Financial Reporting, to require disclosure about those effects in interim financial information. The amendments to SFAS No. 123, which provides alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation is effective for financial statements for fiscal years ending after December 15, 2002. The amendment to SFAS No. 123 relating to disclosures and the amendment to Opinion 28 is effective for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002. Management does not intend to adopt the fair value accounting provisions of SFAS No. 123 and currently believes that the adoption of SFAS No. 148 will not have a material impact on the Company's financial statements.

Idaho General Mines, Inc.
Notes to Financial Statements

2.   **Summary of Significant Accounting Policies, Continued:**

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting for Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57 and 107 and rescission of FASB Interpretation No. 34, Disclosure of Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 clarifies the requirements for a guarantor's accounting for and disclosure of certain guarantees issued and outstanding. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This interpretation also incorporates without reconsideration the guidance in FASB Interpretation No. 34, which is being superseded. The adoption of FIN 45 will not have a material effect on the Company's financial statements.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This standard amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement is effective prospectively for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. SFAS No. 149 will not have an impact upon initial adoption and is not expected to have a material effect on the Company's results of operations, financial position and cash flows.

In November 2002, the Emerging Issues Task Force (EITF) reached a consensus on EITF 00-21, "Revenue Arrangements with Multiple Deliverables," related to the timing of revenue recognition for arrangements in which goods or services or both are delivered separately in a bundled sales arrangement. The EITF requires that when the deliverables included in this type of arrangement meet certain criteria they should be accounted for separately as separate units of accounting. This consensus is effective prospectively for arrangements entered into in fiscal periods beginning after June 15, 2003. EITF 00-21 will not have an impact upon initial adoption and is not expected to have a material impact on the Company's results of operations, financial position and cash flows.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. The requirements of SFAS No. 150 become effective for the Company for financial instruments entered into or modified after May 31, 2003, and otherwise are effective at the beginning of the first interim period beginning after June 15, 2003. The Company has evaluated the impact of SFAS No. 150 to determine the effect it may have on its results of operations, financial position or cash flows and has concluded that the adoption of this statement is not expected to have a material affect on the Company's financial position or results of operations.

Idaho General Mines, Inc.
Notes to Financial Statements

3.   **Income Taxes**

Income taxes are recognized in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," whereby deferred income tax liabilities or assets at the end of each period are determined using the tax rate expected to be in effect when the taxes are actually paid or recovered. A valuation allowance is recognized on deferred tax assets when it is more likely than not that some or all of these deferred tax assets will not be realized. The Company has not recorded an income tax provision for the years ended December 31, 2002 and 2001, as it had no taxable income. The Company has net operating loss carryforwards for income tax purposes at December 31, 2002 and 2001, of approximately $207,000 and $203,000, respectively, which will expire through 2022, and an associated deferred tax asset of approximately $82,800 and $81,200, respectively. The deferred tax assets have been fully reserved for as management believes it is more likely than not that the deferred tax assets will not be utilized.

4.   **Investments**

The Company accounts for its investments in equity securities in accordance with the provisions of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and reports its investments in available-for-sale securities at their fair value, with unrealized gains and losses excluded from income or loss and included in other comprehensive income or loss. Marketable equity securities expected to be sold within one year are classified as current assets. At December 31, 2002 and 2001 the Company's investments in marketable equity securities were as follows:

	2002		2001	
	Market Value	Cost	Market Value	Cost
Classified as current assets:				
Various publicly traded equities	$ 128,066	$ 136,987	$ 102,397	$ 104,765

At December 31, 2002 and 2001, unrealized losses in marketable equity securities were $8,921 and $2,368, respectively.

5.   **Mining Claims**

The Company's mining claims and land consist of approximately 107 acres of fee simple land in the Pine Creek area of Shoshone County, Idaho and six patented mining claims known as the Chicago-London group, located near the town of Murray in Shoshone County, Idaho. The carrying value of these properties at December 31, 2002 and 2001 is as follows:

	2002	2001
Pine Creek land	$ 1,450	$ 1,450
Chicago-London group	80,001	80,001
Total	$ 81,451	$ 81,451

Idaho General Mines, Inc.
Notes to Financial Statements

5. **Mining Claims Continued:**

The Company reviews the carrying value of its assets whenever events or circumstances indicate that an asset's fair value may not be at least equal to its carrying value. During the year ended December 31, 2001, the Company abandoned 27 of its unpatented mining claims in the Pine Creek area and accordingly wrote off its investment of $28,246 in the claims.

6. **Related Party Transactions**

The Company paid professional service fees of $4,824 and $3,819 during the years ended December 31, 2002 and 2001, respectively for legal and other fees to Michael Branstetter, the Company's legal counsel and also a secretary and director of the Company.

During the year ended December 31, 2002, the Company issued 285,000 shares of its unregistered common stock to five members of the Board of Directors for their services as such. These stock awards were recorded as $18,525 of directors' fee expense, based upon the estimated value of the services rendered.

7. **Contingency**

Environmental Matters

The Company owns and has owned mineral property interests on certain public and private lands in Shoshone County, Idaho (see Note 5). The Company's mineral property holdings include lands contained in mining districts that have been designated as "Superfund" sites pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA"). The Company and its properties have been and are subject to a variety of federal and state regulations governing land use and environmental matters. The Company believes it has been in substantial compliance with all such regulations, and is unaware of any pending action or proceeding relating to regulatory matters that would affect the financial position of the Company. The Company's management acknowledges, however, that the possibility exists that the Company may be subject to environmental liabilities associated with its properties in the unforeseeable future, and that the amount and nature of any liabilities the Company may be held responsible for is impossible to estimate.

8. **Stockholders' Equity**

Common Stock

The Company has one class of $0.10 par value common stock with 25,000,000 shares authorized for issue; and 3,425,469 and 3,140,469 shares issued and outstanding at December 31, 2002 and 2001, respectively.

PART III

ITEM 1. INDEX TO EXHIBITS.

(1)	Underwriting agreement	N/A
(2)	Plan of acquisition, reorganization arrangement, liquid, or succession. N/A	
(3)	(i)(a) Articles of Incorporation	
	(i)(b) Articles of Amendment 12/20/1930	Page 34
	(i)(c) Articles of Amendment 03/22/1967	Page 42
	(i)(d) Articles of Amendment 05/07/1973	Page 45
	(i)(e) Articles of Amendment 03/18/1985	Page 48
	(ii)(a) Amended By Laws 1967	Page 50
	(ii)(b) Resolution Amending By Laws 2003	Page 54
(4)	Instruments defining the rights of holders, including indentures	
	Stock Option Plan	Page 55
(5)	Opinion re: legality	N/A
(6)	No exhibit required	N/A
(7)	[Removed and reserved]	N/A
(8)	Opinion re: tax matters	N/A
(9)	Voting trust agreement	N/A
(10)	Material contracts	N/A
(11)	Statement re: computation of per share earnings	N/A
(12)	No exhibit required	N/A
(13)	Annual or quarterly reports, Form 10-Q	N/A
(14)	[Removed and reserved]	N/A
(15)	Letter on unaudited interim financial information	N/A
(16)	Letter on change in certifying accountant	N/A
(17)	Letter on director resignation	N/A
(18)	Letter on change in accounting principles	N/A
(19)	Reports furnished to security holders	N/A
(20)	Other documents or statements to security holders	N/A
(21)	Subsidiaries of the registrant	N/A
(22)	Published report regarding matters submitted to vote	N/A
(23)	Consent of experts and counsel	N/A
(24)	Power of attorney	N/A
(25)	Statement of eligibility of trustee	N/A
(26)	Invitations for competitive bids	N/A
(31)	Rule 13a-14(a)/15d-14(a) Certifications	N/A
(32)	Section 1350 Certifications	N/A
(99)	Additional Exhibits	N/A
	(i) Code of Ethics	Page 56
	(ii) Audit Committee Pre-approval Policies	Page 57

ITEM 2. DESCRIPTION OF EXHIBITS.

Not Applicable

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the Company caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated this 5th day of January, 2004.

IDAHO GENERAL MINES, INC.

/s/ Robert L. Russell

By:_____

Robert L. Russell, President

Exhibit (3)(i)(a)

State of Idaho
Department of State

I, F.A. JETER, Secretary of State of the State of Idaho, and legal custodian of the corporation records of the State, do hereby certify that a certified copy of the articles of incorporation of GENERAL MINES CORPORATION duly certified by the Recorder of Kootenai County, to be a true copy of the original articles on file in his office, was filed in this department on the 23rd day of November, A.D. One Thousand Nine Hundred and Twenty-five and is duly recorded in Book A-18 of Domestic Corporations, Records of the State of Idaho, and that the said articles contain the statement of facts required by Section 4696 of Idaho Compiled Statutes, to-wit:

FIRST, The name of the corporation as aforesaid; SECOND, The purpose for which it was formed; THIRD, The place where its principal business is to be transacted; FOURTH, The term for which it is to exist; FIFTH, The number of its directors or trustees; SIXTH, The amount of its capital stock and the number of shares into which it is divided; SEVENTH, The amount of its capital stock actually subscribed and by whom.

AND I FURTHER CERTIFY, That the persons executing the articles and their associates and successors are hereby constituted a body politic and corporate, by the name stated in the articles, for the term of fifty years.

IN TESTIMONY WHEREOF, I have hereunto set my hand and affixed the Great Seal of the State. Done at Boise City, the Capital of Idaho, this 25 day of November in the year of our Lord one thousand nine hundred and twenty-five, and of the Independence of the United State of America the One Hundred and Fiftieth.

/s/ Secretary of State

ARTICLES OF INCORPORATION
OF GENERAL MINES CORPORATION

FIRST – The name of this Corporation is GENERAL MINES CORPORATION.

SECOND – The nature of the business and the objects and purposes proposed to be transacted, promoted, and carried on, or to do any or all of the things herein mentioned, as fully and to the same extent as natural persons might or could do, and in any part of the world, viz.:

I. To locate, take, own, lease, lease and bond, buy, sell, option, mortgage or otherwise acquire or dispose of mining claims, mines, mining rights, mineral deposits and generally deal in mines and minerals in any part of the United States and all foreign countries; also to mine, mill, reduce, smelt, and prepare for market, gold, silver, copper, lead, zinc and other ores, minerals, and metallic compounds; also to carry on quartz, placer and lode mining of all kinds.

II. To construct, purchase, or otherwise acquire, maintain and operate flumes, water works, ditches, and irrigation plants for mining and other purposes; also to construct, lease, acquire, purchase, sell, operate and maintain electric light and power plants and hydraulic plants.

III. To construct buildings, warehouses, mills, reduction plants, and all other kinds of buildings and plants incident to any of the powers enumerated in these articles.

IV. To buy, sell, lease and generally deal in all kinds of lands, timber, lumber, poles, and city and farm property.

V. To buy, sell, and generally deal in, store, carry and transport all kinds of goods, wares, merchandise, provisions and supplies, machinery and equipment.

VI. To carry on a general engineering business, and particularly for the inspection and examination and reporting on mines and mining properties; to inspect, engineer, and report on all kinds of railroads, highways, oil lands, and various other productive operations, to take options thereon, develop the same, and deal in such properties and engineering works; to develop, acquire, buy, sell, and operate oil and oil lands, including the erection and maintenance and operation of oil refineries; to build bridges, to plat townships, and dedicate roads and highways therein, and to construct and operate private railroads.

VII. To buy, sell, hold, assign, transfer, pledge and otherwise deal in and dispose of stocks, bonds, debentures, and other evidences of capital stock and indebtedness of other corporations, and while the holder thereof to exercise all the rights and privileges of ownership, including the right to vote stock, not otherwise prohibited by law.

VIII. To borrow money and issue negotiable paper as evidencing such indebtedness for the purpose of securing funds for corporate purposes, and to secure the payment of such negotiable paper or other evidences of indebtedness by mortgage, bonds, deed of trust, or otherwise upon the whole or any part of the Company's property.

IX. To organize, reorganize and finance, wholly or in part, any corporation, association, joint stock company, co-partnership, group of trustees, enterprise or developments, within or without the State of Idaho.

X.   To take, own, hold, deal in, mortgage or otherwise give liens against, and to lease, sell, exchange, transfer, or in any manner whatever to dispose of real property, within or without the State of Idaho, wherever situated.

XI.   To enter into, make or perform contracts of every kind for any lawful purpose with any person, firm, association or corporation, municipality, body politic, county territory, State, government or colony or dependency thereof.

XII.   To have one or more offices, conduct its business and promote its objects within and without the State of Idaho, in other States, the territories, colonies and dependencies of the United States, and in foreign countries, without restriction as to place or amount, but subject to the laws of such State, district, territory, colony, dependency or country.

XIII.   To do any or all of the things herein set forth to the same extent as natural persons might or could do and in any part of the world, as principals, agents, contractors, trustee, or otherwise, and either alone or in company with others.

XIV.   In general to carry on any other business in connection therewith, not forbidden by the laws of the State of Idaho, and with all the powers conferred upon corporations by the laws of the State of Idaho.

XV.   It is the intention that each of the objects, purposes and powers specified in each of the paragraphs of this article of this Certificate of Incorporation shall, except where otherwise specified, be nowise limited or restricted by reference to or inference from the terms of any other paragraph or of any other article in this Certificate of Incorporation, but that the objects, purposes, and powers shall not be construed to restrict in any manner the general terms and powers of this Corporation, nor shall the expression of any thing be deemed to exclude another, although it be of like nature.

THIRD – Its principle office in the State of Idaho is to be located at Main Street in the City of Worley, County of Kootenai. The agent in charge thereof is Christopher Roholt.

FOURTH – The existence of this Corporation is to be for a period of fifty (50) years.

FIFTH – subject to the provisions of the Corporation Laws in the State of Idaho, the number of Directors of the Corporation shall be determined as provided in the By-laws.

I.   The Directors shall have power to make and to alter or amend the By-laws; to fix the amount to be reserved as working capital, and to authorize and cause to be executed, mortgages and liens without limit as to the amount, upon the property and franchises of this Corporation.

II.   With the consent in writing of, or pursuant to a vote of, the holders of a majority of the capital stock issued, outstanding, and having voting power, the Directors shall have full authority to dispose, in any manner of the whole property, including the corporate franchise, good will, and other intangible property of the Corporation, upon such terms and conditions as they deem expedient and for the best interest of the Corporation.

III. The By-laws, or resolution of the Directors passed in pursuance thereof, shall determine whether and to what extend the accounts and books of this Corporation, or any of them, other than the stock ledger, shall be pen to the inspection of the stockholders; and no stockholder shall have any right to inspect any account, or book, or document of this Corporation, except as conferred by law of the State of Idaho, or the By-laws of this Corporation, or by resolution of the stockholders or Directors.

IV. The stockholders and Directors shall have power to hold their meetings and keep the books, except the original or duplicate stock ledger, documents and papers of this Corporation outside of the State of Idaho, and to have one or more offices within or without the State of Idaho, at such places as may be from time to time designated by the By-laws or by resolution of the stockholders of Directors, except as otherwise required by the laws of Idaho.

V. The Directors, by a suitable By-law or by resolution passed by a majority of the whole membership of the Board, may designate two or more of their number to constitute an executive committee, which committee shall have all the powers provided in such By-laws or resolution.

VI. Subject to the provisions of the statutes of Idaho, the Corporation may, through appropriate By-law provisions, confer powers upon the Board of Directors in addition to the powers expressly conferred upon it by law and this Certificate of Incorporation.

VII. The Corporation reserves the right to amend, alter, or repeal any provision contained in this Certificate of Incorporation in the manner now or hereafter prescribed by the Statutes of Idaho, and all rights and powers conferred on Directors and stockholders herein are granted subject to this reservation.

SIXTH – The amount of the total authorized capital stock of this Corporation is One Hundred Thousand Dollars ($100,000.00) divided into Two Million (2,000,000) shares of five cents ($.05) par value each.

SEVENTH – The names and places of residence of each of the original subscribers to the capital stock and the number of shares subjected by each are as follows:

E.A. Gabryel, 415 Chamber of Commerce, Spokane, WA - 1,000,000 shares
H.G. Loop, 402 Empire State Building, Spokane, WA - 990,000 shares
Christopher Roholt, Worley, Idaho - 10,000 shares

We, the undersigned, for the purpose of forming a Corporation under the laws of the State of Idaho, do make, file and record this Certificate, and do certify that the facts herein stated are true, and do respectively agree to take the number of shares of stock hereinbefore set forth opposite our respective names; and we have accordingly hereunto set our hands and seals.

/s/ E.A. Gabryel
/s/ H.G. Loop
/s/ Christopher Roholt

Dated at Spokane, Washington, November 14, 1925

/s/ E.A. Gabryel
/s/ H.G. Loop
/s/ Christopher Roholt

In presence of /s/ E. I. Fisher

State of Washington)
) ss.
County of Spokane)

BE IT REMEMBERED, that on this fourteenth day of November A.D. 1925, personally appeared before me E. I. Fisher, a Notary Public, E.A. Gabryel, H.G. Loop, and Christopher Roholt parties to the foregoing Certificate of Incorporation, known to me personally to be such, and I having first made known to them and each of them the contents of said Certificate, they did each severally acknowledge that they signed, sealed and delivered the same as their voluntary act and deed, and each deposed that the facts therein stated were truly set forth.

Given under my hand and seal of office the day and year aforesaid.

/e/ E.I. Fisher, Notary Public

State of Idaho)
) ss.
County of Kootenai

I, C.O. Sowder, County Recorder in and for the County and State aforesaid, do hereby certify the within and foregoing to be a full, true and correct copy of the whole thereof, of Articles of Incorporation of General Mines Corporation as the same appears of record in my office.

In testimony where I have hereunto set my hand and affixed my official seal this 20th day of November, 1925.

/s/ C.O. Sowder
County Recorder, Kootenai County, Idaho

Exhibit (3)(i)(b)

State of Idaho
Department of State

CERTIFICATE OF AMENDMENT OF
ARTICLES OF INCORPORATION

I, FRED E. LUKENS, Secretary of the State of Idaho, and legal custodian of the corporation records of the State of Idaho, do hereby certify that the GENERAL MINES CORORATION, a corporation organized and existing under and by virtue of the laws of the State of Idaho, filed in this office on the 20th day of December, 1930, original articles of amendment, as provided by Sections 33 and 34 of Chapter 262 of the 1929 Session Laws of the State of Idaho, amending Article VII, and that the said articles of amendment contain the statement of facts required by law, and are recorded in Book A-24 of Records of Domestic Corporations of the State of Idaho.

I THEREFORE FURTHER CERTIFY, that Article VII of articles of incorporation of the General Mines Corporation is amended.

IN TESTIMONY WHEREOF, I have hereunto set my hand and affixed the Great Seal of the State. Done at Boise City, the Capital of Idaho, this twentieth day of December, in the year of our Lord one thousand nine hundred and thirty, and of the Independence of the United States of America the One Hundred and Fifty-fifth.

Secretary of State

ARTICLES OF AMENDMENT OF THE ARTICLES OF INCORPORATION OF THE GENERAL MINES CORPORATION AS SIGNED ON THE 14TH DAY OF NOVEMBER, 1925. AND FILED IN THE OFFICE OF THE COUNTY RECORDED OF KOOTENAI COUNTY, IDAHO, ON THE 20TH DAY OF NOVEMBER, 1925.

STATE OF IDAHO   )
) ss.
County of Kootenai   )

       We hereby certify that at a regular annual meeting of the stockholders of the General Mines Corporation, held at the office of the company at its principal place of business in Kootenai County, State of Idaho, on the 2nd day of December, A.D. 1930, pursuant to notice given to the stockholders in the following manner, to-wit: by mailing to each of the stockholders of said corporation at his address as the same appears upon the records of the company, at least ten days prior to the date of such meeting, in a securely sealed envelope with the postage prepaid thereon, a written notice, stating the objects of said meeting and the time and place when and where it would be held, and also by publishing a similar notice in the Coeur d'Alene Press, a newspaper of general circulation printed in Kootenai County, Idaho, for two successive weeks next preceding the date of such meeting, the following question was submitted to the stockholders for their action:

       RESOLVED by the stockholders of the General Mines Corporation, a corporation organized under the laws of the State of Idaho, duly assembled in stockholders meeting at the principal place of business of said corporation in Kootenai County, Idaho, that the Articles of Incorporation of said General Mines Corporation be amended as follows:

       That Article VII of the Articles of Incorporation of the General Mines Corporation, bearing date of the 14th day of November, 1925, and filed for record in the office of the County Recorder of Kootenai County, Idaho, on the 20th day of November, 1925, be amended to read as follows:

       To buy, sell, hold, assign, transfer, pledge and otherwise deal in and dispose of stock, bonds, debentures and other evidences of capital stock and indebtedness of other corporations and while the holder to exercise al the right and privileges of ownership, including the right to vote stock not otherwise prohibited by law, and subject to the provisions of the law this corporation may purchase or otherwise acquire, hold, sell, transfer, re-issue, mortgage, ledge or hypothecate the shares of its capital stock, but such stock so acquired and held shall not be entitled to vote nor to receive dividends.

       RESOLVED FURTHER, that the President and Secretary be directed to prepare and file all necessary certificates to carry this amendment into effect.

which resolution was adopted by the stockholders, two thirds of all the votes represented by the whole issued and outstanding stock of such corporation being in favor of the adoption of said resolution and voting therefore.

       WITNESS our hands and the seal of said corporation, this the 5th day of December, A.D. 1930.

                       /s/ H.G. Loop
                       /s/ E.I. Fisher

STATE OF WASHINGTON   )
) ss.
County of Spokane   )

H.G. Loop and E.I. Fisher, being each duly sworn, on his oath says: That is the President and/or Secretary respectively of the General Mines Corporation, and that he has read the foregoing certificate, and knows the contents thereof, and that the facts therein stated and set forth are true.

/s/ H.G. Loop

/s/ E.I. Fisher

Subscribed and sworn to before me this 6th day of December, A.D., 1930.

/s/ L.G. Wrather, Notary Public in and for the State of Washington

Exhibit (3)(i)(c)

STATE OF IDAHO
DEPARTMENT OF STATE

CERTIFICATE OF AMENDMENT OF ARTICLES OF INCORPORATION

I, EDSON H. DEAL, Secretary of State of the State of Idaho, and legal custodian of the corporation records of the State of Idaho, do hereby certify that the IDAHO GENERAL PETROLEUM AND MINES CORPORATION, a corporation organized and existing under and by virtue of the laws of the State of Idaho, filed in this office on the 22nd day of March, 1967, original articles of amendment, as provided by Sections 30-146 & 30-147, Idaho Code, making Class B stock non-assessable and changing the corporate name to IDAHO GENERAL MINES, INC. and that the said articles of amendment contain the statement of facts required by law and will be recorded on microfilm of Record of Domestic Corporations of the State of Idaho.

That the Articles of Incorporation have been amended accordingly.

IN TESTIMONY WHEREOF, I have hereunto set my hand and affixed the Great Seal of the State. Done at Boise City, the Capital of Idaho, this 22nd day of March, A.D., 1967.

Secretary of State.

We, the undersigned President and Secretary, respectively, of IDAHO GENERAL PETROLEUM AND MINES CORPORATION, do hereby certify as follows:

That the Idaho General Petroleum and Mines Corporation is a corporation duly organized and existing under and by virtue of the laws of the State of Idaho; that the Articles of Incorporation of said corporation were filed in the office of the Secretary of State on the twenty-third day of November, 1925; that amended Articles of Incorporation were filed in the office of the Secretary of State on the twentieth day of December, 1930, and that amended Articles of Incorporation were filed in the office of the Secretary of State on the ninth day of June, 1966.

That a special meeting of the stockholders of said corporation was duly and regularly noticed and held at the office of the company in 401 Great Western Building, Spokane, Washington, on the 18th day of March, 1967, at 12:00 o'clock, p.m. (PST) of said day, for the purpose of considering and acting upon an amendment to the Charter to change the corporate name and to change the Class B capital stock of said corporation to make said shares non-assessable, among other things; that at the time of said meeting the total number of shares of stock in said corporation entitled to vote was   shares; that at said meeting, the following resolution was voted upon and adopted by the shareholders owning more than two-thirds of the voting power of said corporation, being all the stockholders present in person and by proxy and entitled to vote, to-wit:

BE IT RESOLVED: That the Articles of Incorporation of IDAHO GENERAL PETROLEUM AND MINES CORPORATION be amended by amending Article First, which article reads as follows:

"First – The name of this corporation is IDAHO GENERAL PETROLEUM AND MINES CORPORATION."

is hereby amended to read as follows:

"First – The name of this corporation is IDAHO GENERAL MINES, INC."

BE IT FURTHER RESOLVED: That the Articles of Incorporation of IDAHO GENERAL MINES, INC., formerly IDAHO GENERAL PETROLEUM AND MINES CORPORATION, be amended by amending Article Sixth, which article reads as follows:

"Sixth – The amount of the total authorized capital stock of this corporation is

Class A – 1,500,000 shares of non-assessable stock of the par value of $.10 per share;

Class B – 1,500,000 shares of assessable stock of the par value of $.10 per share.

Both classes of stock to have the same rights and voting power and to participate alike in the earnings of the corporation and in the proceeds of sale or liquidation of its assets."

is hereby amended to read as follows:

"Sixth – The amount of the total authorized capital stock of this corporation is

Class A – 1,500,000 shares of non-assessable stock of the par value of $.10 per share;

Class B – 1,500,000 shares of non-assessable stock of the par value of $.10 per share.
Both classes of stock to have the same rights and voting power and to participate alike in the earnings of the corporation and in the proceeds of sale or liquidation of its assets."

BE IT FURTHER RESOLVED: That the proper officers of this corporation be, and they are, hereby authorized to file such papers and perform such other acts as may be necessary to carry said resolution into effect.

IN WITNESS WHEREOF, we, the said President and Secretary have hereunto set our hands this the 18th day of March, 1967.

/s/ Albert M. Nash, President   /s/ Dale Lanphere, Secretary

STATE OF WASHINGTON   )
) ss,
County of Spokane   )

ALBERT M. NASH and DALE LANPHERE, each being duly sworn, deposes and says, each for himself, and not for the other, that they are the President and Secretary, respectively, of the IDAHO GENERAL MINES, INC., formerly IDAHO GENERAL PETROLEUM AND MINES CORPORATION; that the foregoing Certificate of Amendment contains a true and correct statement of the true and correct action taken at the stockholders' meeting mentioned and described in said certificate.

/s/ Albert M. Nash, President   /s/ Dale Lanphere, Secretary

Subscribed and sworn to before me this 18th day of March, 1967.

/s/ Frances M. Westwood, Notary Public

Exhibit (3)(i)(d)

STATE OF IDAHO
DEPARTMENT OF STATE

I, PETE T. CENARRUSA, Secretary of State of the State of Idaho and custodian of the Seal of said, do hereby certify that the annexed is a full, true and complete transcript of articles of amendment to articles of incorporation of IDAHO GENERAL MINES, INC., an Idaho corporation, amending Article IV—extending the corporate existence to perpetual, received and filed in this office on the 7th day of May,1973 as appears of record in this office as f this date.

IN TESTIMONY WHEREOF, I have hereunto set my hand and affixed the Great Seal of the State of Idaho.
Done at Boise, Idaho, this 7th day of May, A.D., 1973.

PETE T. CENARRUSA, Secretary of State

/s/ K. Long, Corporation Clerk


CERTIFICATE OF AMENDMENT
TO ARTICLES OF INCORPORATION


We, the undersigned President and Secretary, respectively, of Idaho General Mines, Inc., hereby certify as follows:

That Idaho General Mines, Inc. is a corporation duly organized and existing under and by virtue of the laws of the State of Idaho; that the Articles of Incorporation of said corporation were filed in the office of the Secretary of State on the 23rd day of November, 1925; that a Certificate of Amendment to the Articles of Incorporation was filed in the office of the Secretary of State on the 20th day of December, 1930; that a Certificate of Amendment to the Articles of Incorporation was filed in the office of the Secretary of State on the 9th day of June, 1966, and that a Certificate of Amendment to the Articles of Incorporation was filed in the office of the Secretary of State on the 22nd day of May, 1967.

That a special meeting of the Board of Directors of said corporation was duly and regularly noticed and held on the 17th day of March, 1973, at the office of the corporation in Kellogg, Shoshone County, Idaho, at 10:30 o'clock. A.M., of said day, to consider and act upon amending Article Fourth of the original Articles of Incorporation t change the corporate existence from fifty (50) years to perpetual; that at said meeting four-fifths of the Directors of the corporation were present and believing it will be for the best interests of the stockholders of the corporation that Article Fourth of the original Articles of Incorporation be so changed, set Tuesday, the first day of May, 1973, at one o'clock, P.M., Kellogg time, at Union-Legion Hall, 405 West Park Avenue, in Kellogg, Shoshone County, Idaho, as the time and place for the Board of Directors to meet and finally vote upon the proposed change to be made in the original Articles of Incorporation to extend the existence of the corporation from fifty (50) years to perpetual; that notice of said Special Meeting of the Board of Directors was mailed to each Director and to each stockholder shown on the books of the corporation at his last known mailing address on the 30th day of March, 1973; that said notice stated the intention of the Directors to vote upon such proposed extension and set forth the right of stockholders to object to such proposed extension; that said notice also was published for four consecutive weeks prior to said meeting in the Kellogg-NEWS-Wardner, a weekly newspaper of general circulation in the County f Shoshone, Idaho; that no objection having been received by the corporation or its Directors from any stockholder shown on the records of the corporation, the Directors duly met on said first day of May, 1973, at the time and place specified in said notice and by vote of four-fifths of the Directors of the corporation, being all of the directors present at said meeting, adopted the following resolution:

> "BE IT RESOLVED that the Articles of Incorporation of Idaho General Mines, Inc., be amended by changing Article Fourth of the original Articles of Incorporation which reads as follows:
>
> > 'FOURTH – The existence of this corporation is to be for a period of fifty (50 years'

to read:

> 'FOURTH – The existence of this corporation is to be perpetual.'
>
> BE IT FURTHER RESOLVED that the proper officers of this corporation be and they are hereby authorized to file such papers and perform such other acts as may be necessary to carry said resolution into effect."

IN WITNESS WHEREOF, we, the President and Secretary, have hereunto set our hands this first day of May, 1973.


/s/ Albert M. Nash, President
/s/ Mary A. Nash, Secretary


Articles of Amendment of Idaho General Mines, Inc. IV-Chg corporate Existence to perpetual

Approved, filed and admitted to the records of Articles of Incorporation of the State of Idaho and certificate issued this 7th day of May, 1973 at 10:04 o'clock a.m.

Pete T. Cenarrusa, Secretary of State
By /s/ K. Long, Corporation Clerk
Filed by Corporation

Exhibit (3)(i)(e)

STATE OF IDAHO
DEPARTMENT OF STATE

CERTIFICATE OF AMENDMENT OF
IDAHO GENERAL MINES, INC.

       I, PETE T. CENARRUSA, Secretary of State of the State of Idaho hereby, certify that duplicate originals of Articles of Amendment to the Articles of Incorporation of IDAHO GENERAL MINES, INC. duly signed and verified pursuant to the provisions of the Idaho Business Corporation Act, have been received in this office and are found to conform to law.

       ACCORDINGLY and by virtue of the authority vested in me by law, I issue this Certificate of Amendment to the Articles of Incorporation and attach hereto a duplicate original of the Articles of Amendment.

       DATED March 18, 1985.

                   /s/ Pete T. Cenarrusa, Secretary of State
                   /s/ Lara Flynn, Corporation Clerk


CERTIFICATE AMENDING
ARTICLES OF INCORPORATION
OF
IDAHO GENERAL MINES, INC.


We certify to the following:

1.   A special annual meeting of the shareholders of IDAHO GENERAL MINES, INC., a corporation organized and existing under the laws of the State of Idaho, maintaining its principal place of business at Wallace, Idaho, was held on the 11th day of January, 1985, at the hour of 1:30 p.m. (PST) at the offices of Hull, Hull & Branstetter Chartered, located at 415 Seventh Street in Wallace, Idaho.

2.   Notice of said meeting and its purposes were given, in the time and manner required by law, to each shareholder of said company entitled to vote at said meeting.

3.   At the time of said meeting the capital stock of the company was $300,000 divided into 3,000,000 nonassessable common shares of the par value of $0.l0 per share, all of which were outstanding, and entitled to vote on the Proposed Amendment.

4.   1,533,181 of said shares were represented at said meeting in person or by proxy.

5.   Article Sixth of the Articles of Incorporation of Idaho General Mines, Inc. was duly amended to read as follows:

"SIXTH – The total authorized capital stock of this corporation shall be $2,500,000.00 divided into 25,000,000 common shares having a par value of $.10 each."

1,521,481 shares were voted in favor of said amendment and 31,600 shares were voted against said amendment.

DATED this 14th day of March, 1985.


IDAHO GENERAL MINES, INC.
/s/ Piatt Hull, President
/s/ Melissa Scheffelmaier, Secretary


State of   )
) ss.
County of   )

I, Benjamin R. Simpson, a notary public, do hereby certify that on this 14th day of March, 1985, personally appeared before me Piatt Hull and Melissa Scheffelmaier, who being by me first duly sworn, declared that they are the President and Secretary of Idaho General Mines, Inc., that they signed the foregoing documents as President and Secretary of the corporation, and that the statements therein contained are true.


/s/ Benjamin R. Simpson
Notary Public for Idaho, Residing at Cataldo, Idaho
My Commission expires: Lifetime


No. 15281-1
Idaho General Mines, Inc.

Approved, filed and admitted to the corporation records of the State of Idaho March 18, 1985 at 9:14 a.m.
Filing Party: Hull, Hull & Branstetter

Exhibit (3)(ii)(a)

AMENDED BY-LAWS
OF IDAHO GENERAL MINES, INC.

ARTICLE I
STOCK AND STOCKHOLDERS

Section 1.   The subscribers to the capital stock of this corporation shall be entitled to certificates for their shares, duly signed by the President and Secretary of the corporation and bearing the corporate seal. All certificates for stock shall be numbered consecutively and regularly as they are issued, and the Secretary shall keep a correct record of all issues or transfers of stock.

Section 2.   Transfers of stock shall be made only upon the books of the corporation by the Secretary thereof, upon application of the stockholder, or his authorized agent or attorney.

Section 3.   In event of the loss of any certificate for stock, the holder shall give notice thereof by publication in some newspaper printed and published in the State of Idaho, such notice to be given at least once a week for not less than four consecutive weeks. Upon proof of the giving of such required notice, the corporation may issue to said stockholder a new certificate in lieu of such lost certificate, or may in its discretion require from said stockholder a bond indemnifying said corporation from any loss which might result from the issuance of said new certificate.

Section 4.   No transfers of stock shall be made upon the books of the corporation until all indebtedness to the corporation of the person in whose name such stock stands for assessments, calls, or otherwise has been paid.

Section 5.   The regular annual meeting of the stockholders shall be held at the office of the corporation at its property near Kellogg, Idaho, Shoshone County, on the first Tuesday in May of each year at two (2) o'clock in the afternoon. Special meetings of the stockholders may be called by the Board of Directors whenever they may deem it advisable and may be held at the registered office or at any branch office of the corporation within or without the State of Idaho. Upon written consent of one third of the issued stock of such corporation, the Board of Directors shall be required to call a special meeting of the stockholders to meet within thirty days from the time such written request is served on any member of the Board of Directors.

Section 6.   Notice of all meetings of stockholders shall be given by the Secretary, or other person authorized so to do, by mailing to each stockholder at his last known address a notice of said meeting, stating the time, place and purpose thereof.

Section 7.   At all meetings of stockholders, members holding a majority of the subscribed capital stock of the corporation shall constitute a quorum for the transaction of business, but a less number than a quorum may adjourn from time to time.

Section 8.   In the transaction of business at a stockholders' meeting, each share of stock shall be entitled to one vote by the bona fide holder thereof, either in person or by proxy.

Section 9.   All proxies must be in writing and signed by the stockholder and filed with the Secretary of the corporation prior to voting.

Section 10.   The books of the corporation shall be closed for the transfer or issuance of stock for at least ten days next preceding the date of any meeting of the stockholders.

Section 11.   In case of the failure for any reason to hold any regular annual meeting of stockholders or to elect directors thereat, such directors may be elected at any regularly called meeting of stockholders subsequent to such regular meeting.

Article II
BOARD OF DIRECTORS

Section 1.   The management of the affairs of this corporation shall be vested in a Board of five directors, who shall be elected by the stockholders at their regular annual meeting, or at any meeting held in lieu thereof, from among their number. Said directors shall serve for one year and until their successors are elected. Any bona fide holder of at least one thousand shares of stock in his own name is eligible to election as a member of said Board.

Section 2.   Immediately after their election the Board of Directors shall organize by the election of a President (who must be a member of the Board), a Vice-President, Secretary and Treasurer. One person may hold the offices of both Secretary and Treasurer. Such elective officers shall serve for one year, unless removed and until their successors are elected.

Section 3.   The Board of Directors shall have power to do and perform any and all acts and things necessary, convenient, expedient or which they deem advisable in the transaction of the business for which this corporation has been formed.

Section 4.   The regular annual meeting of the Board of Directors of the corporation shall be held at its principal place of business immediately after the adjournment of the regular annual stockholders' meeting, and shall be a meeting of the Directors elected at such annual meeting of stockholders.

Section 5.   Regular meetings of the Board of Directors shall be held on the first Tuesday of each month, at such time and place within or outside the State of Idaho as may time to time be decided upon by said Board.

Section 6.   Special meetings of the Board of Directors may be called by the President at such times as he shall deem it advisable. Or, upon the written request of two members of the Board, stating the purpose of such proposed meeting, the President must call a special meeting of the Board of Directors to meet within fifteen days from the date of such request.

Section 7.   Notice of all meetings of the Board of Directors shall be given by the Secretary by depositing in the post office, postage prepaid, at least five days previous to the date of such meeting, a notice in writing directed to each of said Directors at his last known address, notifying him of the time, place and purpose of said meeting; provided, however, that when all of the Directors are present at any meeting, however called or notified, and sign a written waiver of notice on the records of such meeting, the business transacted thereat shall be as valid as though transacted at a meeting regularly called and notified.

Section 8.   At all meetings of the Board of Directors three shall constitute a quorum for the transaction of business but a less number than a quorum may adjourn from time to time.

Section 9.   When vacancies occur in the Board of Directors from any cause whatsoever, the Board shall fill such vacancies from among the stockholders.

Section 10.   It shall be the duty of the Board of Directors at regular intervals to cause a report to be made to each of the stockholders giving in detail a true report of the business transactions of the corporation and a statement showing the financial conditions.

Article III
OFFICERS

Section 1.   The officers of this corporation shall be a President, Vice-President, Secretary and Treasurer who shall be elected by the Board of Directors at their annual meeting and shall hold their office for one year or until their successors are elected, unless removed for cause.

Section 2.   It shall be the duty of the President to preside at all meetings of directors and stockholders; to sign all stock certificates, all deeds and other instruments in writing made and entered into by the corporation, and to do and perform all other acts and things usually incident to the office of President or which shall be delegated to him by the Board of Directors. All of which said duties shall be discharged by the Vice-President in case of the absence or disability of the President. And in case of the absence at any meeting of the stockholders of both the President and Vice-President, a President, pro tempore, shall be chosen by the stockholders to preside at such meeting.

Section 3.   It shall be the duty of the Secretary to attend all meetings of the Board of Directors or stockholders and keep a record of all proceedings had thereat; to sign all stock certificates, and affix thereto the corporate seal; to attest all contracts, deeds and other instruments in writing executed by the corporation, and to affix thereto the corporation seal; to have the custody of the books, seal, contracts and documents of the corporation, and to discharge such other duties as pertain to said office.

In case of the absence of the Secretary from any meeting of the stockholders or directors, the directors or stockholders present thereat shall elect a Secretary, pro tempore.

Section 5.   It shall be the duty of the Treasurer to receive all moneys of the corporation and deposit the same in some bank to be designated by the Board of Directors, keeping a true record of all such receipts. All disbursements of corporate funds shall be made by checks signed by the Treasurer. The Treasurer shall be responsible to the Board of Directors for the faithful discharge of the duties of his office and may be by them required to furnish an undertaking for the faithful performance of such duties in an amount to be fixed and with sureties to be approved, by said Board of Directors.

Section 6.   When it shall be deemed expedient by the Board of Directors to appoint a manager for this corporation, such manager shall perform only such duties as may hereafter be fixed by such Board of Directors.

Section 7.   The officers shall receive such compensation for their services as may be allowed them by the Board of Directors.

Section 8.   The President, Secretary and Treasurer shall at least once every six months or oftener, if requested by the Board of Directors, render a full, complete and itemized report of their respective departments, which reports shall be submitted to the Board of Directors, and by such Board to the stockholders of the corporation.

Article IV

Section 1.   No debts shall be contracted by or in the name of this corporation, except by order of the Board of Directors, or by some officer of the corporation duly authorized by said Board of Directors to pledge the credit of said corporation.

Section 2.   At all meetings of directors r stockholders the order of business shall be as follows:
        Reading minutes of last meeting.
        Reading call for meeting.
        Special business for which meeting was called.
        Report of officers.
        Other business.

Section 3.   These by-laws may be repealed, or new by-laws may be adopted, at the annual meeting, or at any meeting of the stockholders called for that purpose by the Board of Directors, by a vote representing two-thirds of the subscribed capital stock; or said by-laws may be repealed or amended or new by-laws adopted by the Board of directors at any regular meeting, or at any meeting duly called therefore, by a vote representing two-thirds of the Board of Directors.

We, the undersigned Directors of Idaho General Mines, Inc., hereby certify that the above and foregoing By-laws constitute and are the By-laws of said corporation adopted by the holders of more than two-thirds of the subscribed capital stock of the corporation on the first day of December, 1925, and thereafter amended by the Board of Directors in special meeting held on the 15th day of October, 1938, all Directors of the corporation being present at said meeting and voting in favor of said amendments.

Dated this 9th day of December, 1967.

/s/	Albert M. Nash
/s/	Dale Lanphere
/s/	Unreadable
/s/	Harvey Shadduck

Exhibit (3)(ii)(b)

RESOLUTION AMENDING BY LAWS
IDAHO GENERAL MINES, INC.

The Special meeting of the Board of Directors of Idaho General Mines, Inc. was called to order at 10:30 a.m. at 416 River Street, Wallace, Idaho pursuant to notice on November 21, 2003 by the Chairman, Robert L. Russell. All Directors were present:

Robert L. Russell
John Benjamin
Norman Radford
Gene Pierson
David Russell, via telephone

A motion was made by Robert Russell and seconded by Norman Radford, to amend Article II, Section 5 of the bylaws to provide that the Board of Directors shall consist of not more than nine (9) members. Discussion was held and the vote of the directors was unanimous. Therefore, the bylaws shall be and are hereby amended to provide that board of Directors shall consist of not more than nine (9) members.

/s/ Robert L. Russell, President

Attest:

/s/ Michael K. Branstetter, Secretary

Exhibit 4.1

Stock Option Plan

The Board of Directors has adopted a Stock Option Plan. The purpose of the Plan is to give the Company greater ability to attract, retain, and motivate its officers, key employees, directors and consultants; and is intended to provide the Company with the ability to provide incentives more directly linked to the success of the Company's business and increases in Shareholder value.

The Stock Option Plan is structured as so that both Incentive Stock Options qualified plan under the Internal Revenue Code and non qualified stock options may be issued. The Plan is administered under the auspices of the Board of Directors. It is intended, that to the extent possible, the exercise of Stock Options will be exempt from the operation of Section 16(b) of the Securities Exchange Act of 1934, as amended.

Options are exercisable for a maximum of fifteen (15) years (ten years in the case of an Incentive Stock Option). Transferability is prohibited except for limited circumstances regarding the demise of an Optionee.

The option exercise price for Incentive Stock Options may be no less than the fair market value on the date of grant of the Option, except that the exercise price for any ten percent (10%) shareholder must be 110% of the fair market value on the date of grant. The option price for the Non-Qualified Stock Options is the lowest allowable price under applicable law.

The maximum number of shares available for issue upon the exercise of all stock option plans adopted by the Company shall not exceed 3,000,000 shares. Subsequent to November 30, 2003 an aggregate of 1,150,000 options were granted to directors and certain consultants.

Exhibit (99)(i)

IDAHO GENERAL MINES, INC.
CODE OF ETHICS FOR CEO AND SENIOR FINANCIAL OFFICERS

1. The CEO and all senior financial officers are responsible for full, fair, accurate, timely and understandable disclosure in the periodic reports required to be filed by the Company with the SEC. Accordingly, it is the responsibility of the CEO and each senior financial officer promptly to bring to the attention of the Disclosure Committee (or in the event that the Company has not established a Disclosure Committee, to the Board of Directors) any material information of which he or she may become aware that affects the disclosures made by the Company in its public filings or otherwise assist the Disclosure Committee in fulfilling its responsibilities.

2. The CEO and each senior financial officer shall promptly bring to the attention of the Disclosure Committee and the Audit Committee (or in the event that the Company has not established an audit committee, to the Board of Directors) any information he or she may have concerning (a) significant deficiencies in the design or operation of internal controls which could adversely affect the company's ability to record, process, summarize and report financial data or (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's financial reporting, disclosures or internal controls.

3. The CEO and each senior financial officer shall promptly bring to the attention of the General Counsel or the CEO and to the Audit Committee any information he or she may have concerning any actual or apparent conflicts of interest between personal and professional relationships, involving any management or other employees who have a significant role in the Company's financial reporting, disclosures or internal controls.

4. The CEO and each senior financial officer shall promptly bring to the attention of the General Counsel or the CEO and to the Audit Committee any information he or she may have concerning evidence of a material violation of the securities or other laws, rules or regulations applicable to the Company and the operation of its business, by the Company or any agent thereof, or of violation of these procedures.

5. The Board of Directors shall determine, or designate appropriate persons to determine, appropriate actions to be taken in the event of violations of these procedures by the CEO and the Company's senior financial officers. Such actions shall be reasonably designed to deter wrongdoing and to promote accountability for adherence to these procedures, and shall include written notices to the individual involved that the Board has determined that there has been a violation, censure by the Board, demotion or re-assignment of the individual involved, suspension with or without pay or benefits (as determined by the Board) and termination of the individual's employment. In determining what action is appropriate in a particular case, the Board of Directors or such designee shall take into account all relevant information, including the nature and severity of the violation, whether the violation appears to have been intentional or inadvertent, whether the individual in question had been advised prior to the violation as to the proper course of action and whether or not the individual in questions had committed other violations in the past.

Exhibit (99)(ii)

AUDIT COMMITTEE PRE-APPROVAL POLICY

I.   STATEMENT OF PRINCIPLES

The Audit Committee (or if no Audit Committee has been appointed, the entire Board of Directors performing the function of the Audit Committee) is required to pre-approve the audit and non-audit services performed by the independent auditor in order to assure that the provision of such services do not impair the auditor's independence. Unless a type of service to be provided by the independent auditor has received general pre-approval, it will require specific pre-approval by the Audit Committee. Any proposed services exceeding pre-approved cost levels will require specific pre-approval by the Audit Committee.

The appendices to this Policy, which are for illustrative purposes only, describe the Audit, Audit-related, Tax and All Other services that have the general pre-approval of the Audit Committee. The term of any general pre-approval is 12 months from the date of pre-approval, unless the Audit Committee specifically provides for a different period. The Audit Committee will annually review and pre-approve the services that may be provided by the independent auditor without obtaining specific pre-approval from the Audit Committee. The Audit Committee will revise the list of general pre-approved services from time to time, based on subsequent determinations. The Audit Committee does not delegate its responsibilities to pre-approve services performed by the independent auditor to management.

II.   DELEGATION

The Audit Committee may delegate pre-approval authority to one or more of its members. The member or members to whom such authority is delegated shall report any pre-approval decisions to the Audit Committee at its next scheduled meeting.

III.   AUDIT SERVICES

The annual Audit services engagement terms and fees will be subject to the specific pre-approval of the Audit Committee. The Audit Committee will approve, if necessary, any changes in terms, conditions and fees resulting from changes in audit scope, Company structure or other matters.

In addition to the annual Audit services engagement specifically approved by the Audit Committee, the Audit Committee may grant general pre-approval for other Audit services, which are those services that only the independent auditor reasonably can provide. The Audit Committee has pre-approved the Audit services listed in Appendix A. All other Audit services not listed in Appendix A must be specifically pre-approved by the Audit Committee.

IV.   AUDIT-RELATED SERVICES

Audit-related services are assurances and related services that are reasonably related to the performance of the audit or review of the Company's financial statements or that are traditionally performed by the independent auditor. The Audit Committee believes that the provision of Audit-related services does not impair the independence of the auditor, and has pre-approved the Audit-related services listed in Appendix B. All other Audit-related services not listed in Appendix B must be specifically pre-approved by the Audit Committee.

V.   TAX SERVICES

The Audit Committee believes that the independent auditor can provide Tax services to the Company such as tax compliance, tax planning and tax advice without impairing the auditor's independence. However, the Audit Committee will not permit the retention of the independent auditor in connection with a transaction initially recommended by the independent auditor, the purpose of which may be tax avoidance and the tax treatment of which may not be supported in the Internal Revenue Code and related regulations. The Audit Committee has pre-

approved the Tax services listed in Appendix C. All Tax services involving large and complex transactions not listed in Appendix C must be specifically pre-approved by the Audit Committee.

VI.   ALL OTHER SERVICES

The Audit Committee may grant general pre-approval to those permissible non-audit service classified as All Other services that it believes are routine and recurring services, and would not impair the independence of the auditor. The Audit Committee has pre-approved the All Other services listed in Appendix D. Permissible All Other services not listed in Appendix D must be specifically pre-approved by the Audit Committee.

VII.   PRE-APPROVAL FEE LEVELS

Pre-approval fee levels for all services to be provided by the independent auditor will be established annually by the Audit Committee. Any proposed services exceeding these levels will require specific pre-approval by the Audit Committee.

VIII.   PROCEDURES

Requests or applications to provide services that require specific approval by the Audit Committee will be submitted to the Audit Committee by both the independent auditor and the Chief Financial Officer, or the person performing such function for the Company, and must include a joint statement as to whether, in their view, the request or application is consistent with the SEC's rules on auditor independence.

APPENDIX A

Pre-Approved Audit Services for Fiscal Year 2003

Dated: _____, 2003

Service	**Range of Fees**
Statutory audits or financial audits for subsidiaries or affiliates of the Company	
Services associated with SEC registration statements, periodic reports and other documents filed with the SEC or other documents issued in connection with securities offerings (e.g., comfort letters, consents) and assistance in responding to SEC comment letters	
Consultations by the Company's management as to the accounting or disclosure treatment of transactions or events and/or the actual or potential impact of final or proposed rules, standards or interpretations by the SEC, FASB, of other regulatory or standard settling bodies (Note: Under SEC rules, some consultations may be "audit-related" services rather than "audit" services)	

**Appendix B**

Pre-Approved Audit-Related Services for Fiscal Year 2003

Dated: _____, 2003

Service	**Range of Fees**
Due diligence services pertaining to potential business acquisitions/disposition	
Financial statement audits of employee benefit plans	
Agreed-upon or expanded audit procedures related to accounting and/or billing records required to respond to or comply with financial, accounting or regulatory reporting matters.	
Internal control reviews and assistance with internal control reporting requirements.	
Consultations by the Company's management as to the accounting or disclosure treatment of transactions or events and/or the actual or potential impact of final or proposed rules, standards or interpretations by the SEC, FASC, or other regulatory or standard-setting bodies (Note: Under SEC rules, some consultations may be "audit" services rather than "audit-related" services)	
Attest services not required by statute or regulation	

**Appendix C**

Pre-Approved Tax Services for Fiscal Year 2003

Dated: _____, 2003

Service	Range of Fees
U.S. federal, state and local tax planning and advice	
U.S. federal, state and local tax compliance	
International tax planning and advice	
International tax compliance	
Review of federal, state, local and international income, franchise, and other tax returns	

Pre-Approved All Other Services for Fiscal Year 2003

Dated: _____, 2003

Service	**Range of Fees**

<center>**Exhibit 1**</center>

Prohibited Non-Audit Services

(1)   Bookkeeping or other services related to the accounting records of financial statements of the audit client, unless it is reasonable to conclude that the results of these services will not be subject to audit procedures during an audit of the audit client's financial statements.

(2)   Financial information systems design and implementation, unless it is reasonable to conclude that the results of these services will not be subject to audit procedures during an audit of the audit client's financial statements.

(3)   Appraisal or valuation services, fairness opinions or contribution-in-kind reports, unless it is reasonable to conclude that the results of these services will not be subject to audit procedures during an audit of the audit client's financial statements.

(4)   Actuarial services, unless it is reasonable to conclude that the results of these services will not be subject to audit procedures during an audit of the audit client's financial statements.

(5)   Internal audit outsourcing services, unless it is reasonable to conclude that the results of these services will not be subject to audit procedures during an audit of the audit client's financial statements.

(6)   Management functions

(7)   Human resources

(8)   Broker-dealer, investment adviser or investment banking services

(9)   Legal services

(10)   Expert services unrelated to the audit